Exhibit 99.41

VOX ROYALTY CORP.

(the “Corporation”)

NOTICE OF CHANGE OF AUDITOR

TO:	Alberta Securities Commission

British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan, Securities Division
The Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission

Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador

AND TO:	PricewaterhouseCoopers LLP (“PwC”)

McGovern Hurley LLP (“McGovern”)

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Corporation hereby gives notice as follows:

1.	On April 30, 2021, by mutual agreement, McGovern resigned as auditor of the Corporation.

2.	Effective April 30, 2021, PwC was appointed as the new auditor of the Corporation.

3.	The resignation of McGovern and the appointment of PwC have been recommended by the audit committee of the Corporation and approved by the board of directors of the Corporation (the “Board”), and the contents and filing of this notice have been approved by the Board.

4.	There were no reservations or modified opinions contained in McGovern’s report on the Corporation’s financial statements for the financial year ended December 31, 2020.

5.	In the opinion of the Board, there have been no “reportable events” as such term is defined in NI 51-102, between the Corporation and McGovern.

Dated this 3rd day of May, 2021.

VOX ROYALTY CORP.

Per:	(signed) "Pascal Attard"
	Name:	Pascal Attard
	Title:	Chief Financial Officer